ACOLOGY, INC.

912 Maertin Lane

Fullerton, CA 92831

Phone: Tel: (661) 510-0978

VIA ELECTRONIC EDGAR FILING

July 18, 2014

Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Pamela A. Long
Assistant Director

Re:	Acology, Inc.
Amendment No. 3 to Registration Statement on Form S-1 File No. 333-195866

Ladies and Gentlemen:

We have electronically filed on behalf of Acology, Inc. (the “Registrant”) Amendment No. 3 to the referenced Registration Statement on Form S-1. This amendment indicates the changes made from the prior filing. Below are responses to your comments set forth in your letter dated July 15, 2014, addressed to me, which are numbered in the same manner as your comments.

We have updated the registration statement to indicate that we have applied to OTC Markets Group Inc. for quotation of our common stock on its OTCQB tier and have also updated certain information and corrected a number of typographical and other errors.

General

Comment:

1.	We note your response to comment one of our letter dated June 23, 2014. However, we note that in discussing the definition of a blank check company in the adopting release for Rule 419, the Commission stated that it would “scrutinize .. . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419.” See Release No. 33-6932. While we note your statement that you currently have a business, we continue to believe that you should state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering. Please revise your prospectus accordingly.

Response:

We note the language of Release No. 33-6932. However, we think that such scrutiny leads ineluctably to the conclusion that there is no attempt to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419 or for any other purpose. We also think that such scrutiny leads inescapably to the result that, as we have pointed out previously, the registrant is not as a definitional matter a blank check company. Without repeating our response to the predecessor comment, we do not see how a company that does not meet the definition of a blank check company, has moved beyond the development stage, has revenues, has a product that, as the Staff points out in Comment 4 (set forth below), it is advertising, has entered into supply and distribution agreements and has an operating plan set forth in a registration statement can be viewed as possibly being a blank check company.

While we would be willing to state that we are not a blank check company, we would not wish to represent that we have no plans or intentions to engage in a business combination following this offering. First, while the presence of such plans or intentions is inherent in an offering made by a blank check company, the absence of such plans or intentions is irrelevant in an offering made by a non-blank-check company and a statement to that effect therefore does not appear appropriate. Second, the statement that we have no such intention “following the offering” appears unlimited with respect to time. Third, we would not wish to foreclose our ability to make an acquisition as a general matter and in particular, with respect to the acquisition contemplated by section 18 of the agreement between our supplier, Polymation LLC, and our subsidiary D&C.

We are willing to and do represent to the Commission that, whatever business combination we may engage in, we have no plans or intentions to dispose of our existing business.

Comment

2.	We note your response to comment two of our letter dated June 23, 2014. We concur that Securities Act Rule 405 defines registrant as “the issuer of the securities for which the registration statement is filed,” however, we note that your disclosure states that you were a shell company immediately prior to the merger. However, immediately prior to the merger, you were not an “issuer of . . . securities for which a registration statement is filed.” Therefore, we do not agree that you were a shell company as defined by Rule 405 at that time. Please remove the disclosure stating that you were a shell company as that term is defined in Rule 405. We will not object if you revise your disclosure to state that you were a non-reporting shell company.

Response:

We have complied with this comment by revising our disclosure to indicate that we were a non-reporting shell company.

Comment:

Prospectus Cover Page

3.	We note your response to comment six of our letter dated June 23, 2014. While we understand that other registration statements may contain similar language, we reissue our comment that you remove the disclosure advising investors that information is accurate only as the date of the prospectus regardless of the time of delivery of the prospectus or any sale of the common stock. Information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act. Please see Securities Act Rule 159.

Response:

We think that the language appearing in the registration statement protects investors by pointing out to them that additional information, such as that filed in 1934 Act reports, may be available. The language is customary and, unless there is a policy of the Commission of which we are unaware or some special factor applicable to us or to the offering, we do not understand why we should be foreclosed from using it. We would appreciate a clarification of the Staff’s views.

We have found another formulation of this language that may be satisfactory: “The information contained in this prospectus is current only as of its date.”

We have, however, found no prospectus that does not caution that it speaks as of its date and we think that some form of statement to that effect is important for the protection of investors.

Description of Business, page 22 -- General

Comment:

4.	We note your response to comment 17 of our letter dated June 23, 2014 and your statement that you do not know what portion of sales is attributable to persons who use the Medtainer for marijuana-related use. However, based on a review of your website and of the website for your sole distributor, IGreen Planet Store, Ltd., it seems apparent that you specifically market the Medtainer for marijuana-related use. We note in particular your advertisements in various marijuana-related publications, the marijuana-related names of the Medtainers for sale on your website, and the general reviews discussing the use of the Medtainer for storing and shredding marijuana. In addition, we do not see that the Medtainer is marketed toward any other particular market aside from marijuana. Although you may not know the exact amount of your revenue that is attributable to persons who use the Medtainer for marijuana-related use, it seems apparent that the primary intended use of the product is marijuana-related. Please revise your disclosure to reflect that your general marketing is targeted toward marijuana users and your intended market for the Medtainer is marijuana users.

Response:

We have complied with this comment by adding material to the second paragraph on page 23 of the prospectus.

Sales and Distribution, page 24

Comment:

5.	We note your response to comment 24 of our letter dated June 23, 2014. However, it does not appear that you have corrected your website address. Please revise the website address for your corporate website so that it reads “www.acologyinc.com” instead of www.acolyginc.com.

Response:

We have complied with this comment.

Undertakings, page 62

Comment:

6.	Please include the undertaking in Item 512(a)(5)(ii) of Regulation S-K.

Response:

We have complied with this comment.

Comment:

7.	Please delete the undertaking in Item 512(b) of Regulation S-K as it is not applicable.

Response:

We have complied with this comment.

* * * * * * * *

The Registrant acknowledges the following:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ACOLOGY, INC.

By: /s/ Curtis Fairbrother

Curtis Fairbrother